Exhibit 99.1

Ardagh Metal Packaging S.A. Declares Quarterly Interim Dividend

Luxembourg (July 23, 2026) - Ardagh Metal Packaging S.A. (NYSE: AMBP) announces that its board of directors has approved a quarterly interim dividend of $0.10 per ordinary share. This is payable on September 24, 2026 to shareholders of record on September 10, 2026.

To view this release online and get more information about Ardagh Metal Packaging please visit:  https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,500 people with sales of approximately $5.5 billion in 2025.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This press release contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Contacts

Investors:

Email: stephen.lyons@ardaghgroup.com